UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 30, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Siemens Segment Information (continuing operations — preliminary and unaudited)

Siemens Consolidated Statements of Income (preliminary and unaudited)

Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)

Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)

Siemens Consolidated Balance Sheets (preliminary and unaudited/audited)

SUPPLEMENTAL DATA:

Siemens Segment Information Analysis(I) (preliminary and unaudited)

Siemens Segment Information Analysis(II) (preliminary and unaudited)

Legal Proceedings

Signatures

SIEMENS

Key figures[1]

(preliminary and unaudited; in millions of €, except where otherwise stated)

Q3 and first nine months of fiscal 2009[2]

Revenue growth

Q3 2009[3]	**(4)%**
Q3 2008[3]	13%

Target: < 0.5 GDP decline. As of July 14, 2009, Global Insight Inc. expects negative growth of 2.6% in GDP in 2009.

Profit margin Q3 2009

Industry	**6.6%**
Industry Automation	5.4%
Drive Technologies[4]	10.1%
Building Technologies	6.0%
OSRAM	0.9%
Industry Solutions	5.8%
Mobility	6.2%
Energy	**13.4%**
Fossil Power Generation	14.5%
Renewable Energy	13.1%
Oil & Gas	12.0%
Power Transmission	11.9%
Power Distribution	12.6%
Healthcare[8]	**11.2%**
Imaging & IT	16.4%
Workflow & Solutions	(32.1)%
Diagnostics[8]	17.6%
Siemens IT Solutions and Services	**1.7%**
Siemens Financial Services*	**29.3%**

Margin ranges * return on equity[9]

ROCE (continuing operations)

Q3 2009	**11.7%**
Q3 2008	14.7%

Target corridor: 14 – 16%

Cash conversion (continuing operations)

Q3 2009	**0.87**
Q3 2008	1.05

Target: 1 minus revenue growth rate

Growth and profit

	Q3 2009	Q3 2008	% Change Actual	% Change Adjusted[3]	**1st nine months 2009**	1st nine months 2008	% Change Actual	% Change Adjusted[3]
Continuing operations								
New orders	**17,160**	23,677	(28)	(27)	**60,244**	71,290	(15)	(14)
Revenue	**18,348**	19,182	(4)	(4)	**56,937**	55,676	2	3
Total Sectors[4]								
Profit Total Sectors	**1,667**	2,103	(21)		**5,543**	5,073	9	
in % of revenue (Total Sectors)	**9.6%**	11.8%			**10.3%**	9.9%		
EBITDA (adjusted)	**2,184**	2,537	(14)		**7,032**	6,361	11	
in % of revenue (Total Sectors)	**12.5%**	14.2%			**13.1%**	12.4%		
Continuing operations								
EBITDA (adjusted)	**2,505**	2,562	(2)		**7,220**	6,046	19	
Income from continuing operations	**1,224**	1,475	(17)		**3,439**	3,118	10	
Basic earnings per share (in euros)[5]	**1.35**	1.61	(16)		**3.82**	3.33	15	
Continuing and discontinued operations[6]								
Net income	**1,317**	1,419	(7)		**3,560**	8,306	(57)	
Basic earnings per share (in euros)[5]	**1.45**	1.55	(6)		**3.96**	9.07	(56)	

Return on capital employed

	Q3 2009	Q3 2008	**1st nine months 2009**	1st nine months 2008
Continuing operations				
Return on capital employed (ROCE)	**11.7%**	14.7%	**11.4%**	10.7%
Continuing and discontinued operations[6]				
Return on capital employed (ROCE)	**12.6%**	14.0%	**11.8%**	27.2%

Free cash flow and Cash conversion rate

	Q3 2009	Q3 2008	**1st nine months 2009**	1st nine months 2008
Total Sectors[4]				
Free cash flow	**1,689**	1,742	**3,977**	4,668
Cash conversion rate	**1.01**	0.83	**0.72**	0.92
Continuing operations				
Free cash flow	**1,064**	1,547	**628**	2,953
Cash conversion rate	**0.87**	1.05	**0.18**	0.95
Continuing and discontinued operations[6]				
Free cash flow	**1,067**	1,442	**519**	2,138
Cash conversion rate	**0.81**	1.02	**0.15**	0.26

Employees (in thousands)

	June 30, 2009 Cont. Op.	**June 30, 2009 Total[7]**	September 30, 2008 Cont. Op.	September 30, 2008 Total[7]
Employees	**409**	**409**	427	428
Germany	**128**	**128**	132	133
Outside Germany	**281**	**281**	295	295

1 New orders; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; ROE; ROCE; free cash flow; cash conversion rate; and EBITDA (adjusted) are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under **www.siemens.com/nonGAAP**.
2 April 1, 2009 – June 30, 2009 and October 1, 2008 – June 30, 2009.
3 Adjusted for portfolio and currency translation effects.
4 During the second quarter of fiscal 2009 Electronics Assembly Systems has been reclassified to Other Operations. The presentation of certain prior-year information has been reclassified respectively.
5 Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 866,426 and 888,154 respectively and for the first nine months to 864,282 and 902,856 shares respectively.
6 Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.
7 Continuing and discontinued operations.
8 Profit margin including PPA effects and integration costs for Healthcare is 9.4% and for Diagnostics 11.7%.
9 Return on equity is calculated as annualized income before income taxes of Q3 divided by average allocated equity for Q3 2009 (€1.186 billion).

Earnings Release Q3 2009
(April 1 to June 30, 2009)

Munich, Germany, July 30, 2009
Strong Backlog Softens Impact of Recession
Challenging Market Conditions
Strong Competitive Performance

Peter Löscher, President and Chief Executive Officer of Siemens AG	Financial Highlights

“Our third-quarter results demonstrate that we are fully on track to achieve our targets for fiscal 2009,” commented Siemens CEO Peter Löscher. “We again did particularly well compared with our most important competitors. As expected, the macroeconomic environment clearly left its mark on new business. We had already prepared for that ahead of time. We are also carefully considering the challenges ahead. We will continue the rigorous pursuit of our corporate policy focused on sustainability.”

•   Siemens’ strong order backlog softened the impact of the global recession on revenue and profit. Backlog for the Sectors totaled €84.3 billion.

•   Third-quarter revenue of €18.348 billion was 4% lower than in the prior-year quarter.

•   Orders of €17.160 billion were well below the prior-year level, due in part to a high basis of comparison that included exceptionally large orders at Mobility. The book-to-bill ratio was 0.94.

•   Lower revenue held back Total Sectors profit at €1.667 billion, despite a 40% increase in Sector profit in Energy.

•   Net income was €1.317 billion, an increase from the second quarter but a decline compared to the strong third quarter of fiscal 2008.

•   Free cash flow declined due in part to substantial outflows related to previously reported project reviews and initiatives to safeguard profitability.

Siemens	2-4
Sectors, Equity Investments, Cross-Sector Businesses	5-11
Other operating and corporate activities	12
Outlook	13
Note and Disclaimer	14
 Media Relations: Alexander Becker
 Phone: +49 89 636-36558
 E-mail: becker.alexander@siemens.com
 Siemens AG,
 Wittelsbacherplatz 2, 80303 Munich
 Germany

Siemens     2
Orders and Revenue

Demand cutbacks in a
recessionary economy
Revenue declined to €18.348 billion, down 4% from the third quarter a year earlier. While Siemens’ strong order backlog had a significant stabilizing effect on revenue, the global macroeconomic and financing environment reduced demand in all Sectors, including further postponements of potential new contracts. As a result, order intake was down 28% and the book-to-bill ratio was 0.94. On an organic basis, excluding currency translation effects and portfolio transactions, revenue declined by 4% and orders came in 27% lower compared to the prior-year quarter. The total backlog for Siemens Sectors was €84.3 billion.
Energy and Healthcare
maintain revenue growth
Energy delivered double-digit revenue growth by executing projects in its substantial order backlog, while higher revenues in Healthcare benefited from positive currency translation effects. These increases were more than offset by a broad-based revenue decline in Industry, in particular at its shorter-cycle businesses.
On a geographic basis, revenue grew 5% in Asia, Australia on double-digit growth in China. In the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME), revenue declined 9%, including sharply lower revenue in Industry, particularly in Germany, as well as successful streamlining of Other Operations.
Market conditions
weaken in all regions
Order intake was influenced most strongly by Industry, which saw demand fall sharply from a high basis of comparison that included exceptionally large orders at Mobility. Customer postponements of new projects limited the available market for contract wins at Energy, and Healthcare orders came in just below the prior-year level including beneficial currency translation effects.
On a geographic basis, market conditions for new orders weakened in all regions, with the sharpest declines in the Americas and Europe/CAME. A high basis of comparison, including large orders at Renewable Energy and Mobility, contributed to the year-over-year decline in the Americas. Demand cutbacks in Europe/CAME were more broad-based.

Book-to-Bill

1.23
1.03
1.13
1.10
0.94
23,677
19,182
22,205
21,651
22,220
19,634
20,864
18,955
17,160
18,348
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Figures in millions of €

● New Orders ● Revenue ○ Book-to-Bill ratio

New Orders & Revenue

	Q3 2008	Q3 2009	% Change Actual	% Change Adjusted*
New Orders	23,677	17,160	(28)%	(27)%
Revenue	19,182	18,348	(4)%	(4)%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
(25)%
(29)%
(29)%
(30)%
(34)%
(30)%
(42)%
(34)%
(22)%
(19)%
(33)%
(26)%
(6)%
(8)%
13,514
9,571
3,328
2,327
6,136
4,322
4,576
3,008
4,027
3,267
1,455
1,077
643
592
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
(4)%
(9)%
(19)%
(20)%
(8)%
0%
(10)%
3%
1%
5%
5%
13%
(22)%
(21)%
11,035
10,068
3,260
2,612
4,935
4,922
3,617
3,742
3,212
3,358
1,213
1,376
491
386
Figures in millions of €

● Q3 2008 ● Q3 2009 ○ Actual change * Commonwealth of Independant States
● Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
(42)%
(42)%
(14)%
(15)%
(6)%
(1)%
11,408
6,597
8,077
6,849
2,801
2,772
Industry Sector
Energy Sector
Healthcare Sector
Revenue
(14)%
(13)%
9%
10%
2%
7%
9,321
8,129
5,829
6,436
2,677
2,865
Figures in millions of €

● Q3 2008 ● Q3 2009 ○ Actual change
● Adjusted change

Siemens     3
Income and Profit

Economic downturn
reduces Total Sectors profit
Total Sectors profit for the third quarter declined 21% year-over-year. The economic downturn substantially reduced revenue in Industry, and volume-driven declines in profitability took its Sector profit down sharply. Energy achieved a 40% increase in profit year-over-year on a combination of economies of scale, improvements in project execution and improved business mix. In an otherwise strong quarter, Healthcare reported lower profit due to an accrual for additional costs related to particle therapy contracts.
Disposals partially offset
decline in Total Sectors profit
Income from continuing operations was €1.224 billion, a 17% decrease compared to the prior-year period. Basic EPS on a continuing basis declined to €1.35 from €1.61 a year earlier. The major factor in this decrease was lower Total Sectors profit. In addition, centrally carried pension costs increased and Other Operations posted a wider loss due primarily to the electronics assembly business. Gains on sales of real estate increased compared to the prior-year quarter, and profit from Equity Investments was higher due to the sale of Siemens’ stake in Fujitsu Siemens Computers B.V. (FSC) to Fujitsu Limited.
Positive contribution from
discontinued operations
Net income of €1.317 billion included €93 million in income from discontinued operations, related mainly to a positive effect of €154 million from a settlement in connection with Siemens’ stake in Enterprise Networks Holding B.V. Net income a year earlier was €1.419 billion, including a loss from discontinued operations of €56 million. EPS in the current quarter was €1.45 compared to €1.55 in the prior-year period.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Modest decline in Free cash
flow at Sector level
At a Sector level, Free cash flow declined to €1.689 billion due to substantial cash outflows related to previously disclosed charges stemming from project reviews and structural initiatives in fiscal 2008.
Free cash flow from continuing operations was lower than in the prior-year period, which benefited from cash inflows related to Corporate Treasury activities. For comparison, the current quarter included the cash outflows mentioned above as well as outlays for the global SG&A program, which combined totaled approximately €260 million, as well as higher payments for income taxes.
ROCE declines on lower income
On a continuing basis, ROCE for the third quarter of fiscal 2009 declined to 11.7% from 14.7% in the prior-year period. This was mainly due to lower income from continuing operations in the current period.
Pension plan underfunding
decreases
The estimated underfunding of Siemens’ principal pension plans as of June 30, 2009, amounted to approximately €5.0 billion, compared to an underfunding of approximately €2.5 billion as of September 30, 2008 and approximately €5.3 billion as of March 31, 2009. The change in funded status since the end of the second quarter is due primarily to a positive return on plan assets.
The positive investment return more than compensated for an increase in Siemens’ estimated defined benefit obligation (DBO). The DBO rose with accrued service and interest costs as well as a decrease in the discount rate assumption as of June 30, 2009. While the change in funded status in general does not affect earnings for the current fiscal year, it impacts equity on the balance sheet.

Sectors     5
Industry Sector

Recovery still ahead
for Siemens’ largest Sector
In the third quarter, the Industry Sector saw substantial production cutbacks in key customer industries. With an exceptionally high level of orders in the prior-year period, this resulted in a 42% decline in third-quarter orders year-over-year. While Industry’s order backlog decreased by approximately €2 billion during the quarter, to €29.8 billion, it still provided a strong stabilizing influence in holding the Sector’s revenue decline to 13%. Lower revenue had a significant effect on profitability at Industry Automation, Drive Technologies and OSRAM, due to reduced capacity utilization and a less favorable product mix compared to the prior-year period. This more than offset stable margins at Building Technologies and Industry Solutions and another quarter of profitable growth at Mobility. Profit for Industry overall declined by more than half compared to the prior-year period. While Mobility is well positioned for growth, overall market conditions for the Industry Sector remain challenging.
Market conditions worsen
for factory automation
Challenges increased for Industry Automation in the third quarter, including a deeper downturn in the Division’s large factory automation market. As a result, third-quarter revenue and orders fell 29% and 30%, respectively, compared to the prior-year quarter. Europe/CAME, the Division’s largest regional market, posted the strongest decline. With a corresponding decrease in capacity utilization and less favorable product mix, Industry Automation saw profits and profit margins fall in all business units. For comparison, profit in the prior-year period benefited from a gain of €113 million from the sale of the Division’s Wireless Modules business. Both periods include margin impacts related to the Division’s purchase of UGS Corp. in fiscal 2007. Purchase price accounting (PPA) effects were €34 million in the current quarter and €36 million in the prior-year period. The third quarter a year ago also included integration costs of €5 million.
Downturn intensifies for
drives businesses
Drive Technologies was increasingly affected by a deepening downturn in the machine-building industry. Third-quarter revenue decreased 21% year-over-year, particularly including the Division’s shorter-cycle businesses. Lower capacity utilization and a less favorable product mix took profit down by more than half compared to the prior-year period. Both periods include margin impacts related to the Division’s purchase of Flender Holding GmbH in fiscal 2005. PPA effects were €9 million in the current quarter and €10 million in the prior-year period. Third-quarter orders came in 41% lower than a year earlier.
Stable revenue and margins
Building Technologies converted its order backlog into current revenues at a stable pace in the third quarter, holding revenues nearly level with the prior-year quarter. As expected, the Division’s product mix was less favorable in the third-quarter, and profit declined to €84 million. The slowdown in the global construction industry continued, and the Division posted a 10% decline in new orders that reached across all business units and regions.
Challenges continue in lighting
OSRAM’s third-quarter revenue fell by 18% year-over-year as demand continued to decline, most notably in the automotive and opto semiconductor businesses. This resulted in lower capacity utilization for the Division, which dropped profit to €8 million. OSRAM’s efforts to improve its cost structure and product mix will continue, and the Division expects associated charges in the fourth quarter.

Sectors     6

Sharp downturn in the metals business
Profit at Industry Solutions came in below the level of the prior-year quarter due primarily to a 10% decline in revenues. The Division’s large order backlog had a stabilizing effect on revenue development, particularly in Asia, Australia.
Orders in the Division’s large metal technologies business declined sharply compared to the prior-year period and the second quarter of fiscal 2009. This in turn took orders down 43% for Industry Solutions as a whole, including declines in all geographic regions.
Continued project execution,
profitable growth
As expected, orders at Mobility came in well below an unusually high basis of comparison in the prior-year quarter. Major orders were larger and more numerous in the third quarter a year ago, including a contract for 300 trains worth €1.4 billion. The Division delivered a 13% increase in revenue and a substantial rise in third-quarter profit year-over-year.

Sectors     7
Energy Sector

Broad-based profit growth,
global rise in revenue
The Energy Sector showed its competitive strength with another strong performance as the top contributor to Total Sectors profit. Based on a combination of economies of scale, improvements in project execution and improved business mix, Sector profit rose to €863 million, with all Divisions reporting double-digit profit increases.
Revenue for Energy increased 10% compared to the prior-year period, as conversion of the Sector’s long-cycle order backlog produced double-digit rises in revenue in Asia, Australia and in Europe/CAME. Orders at Energy declined by 15% compared to the prior-year quarter, in part due to global macroeconomic and financing conditions that led customers to postpone new projects. Large contract wins for offshore wind-farms at Renewable Energy kept the Sector’s book-to-bill ratio above 1, and the order backlog remained at €48.0 billion. With first indications of customers slowing conversion of booked orders, the Sector expects continued softness in order intake and slowing revenue growth through fiscal 2009.
Strong profit generation on
broad-based margin improvement
Fossil Power Generation was again the top profit contributor among all Siemens Divisions. Profit rose to €347 million on increased economies of scale, improved project execution and a favorable seasonal effect from the service business. Revenue was up 14%, led by growth in Asia, Australia and the Europe/CAME region. While order intake increased compared to a low basis in the prior-year period, orders at Fossil Power Generation came in well below the levels of the first two quarters of fiscal 2009.
Substantial new orders,
improved profitability
Renewable Energy again delivered a strong performance in the third quarter, with profit of €100 million climbing 39% from the third quarter a year ago. The increase included economies of scale and a more favorable revenue mix compared to the prior-year period. The Division reported its second-highest order entry ever, exceeded only by the prior-year period which included two exceptionally large orders. New orders of €1.802 billion in the current quarter included a contract to supply 175 wind

Sectors     8

turbines for the “London Array” — projected as the world’s largest offshore wind-farm. Along with other recent contract wins, this order continued to weight the Division’s backlog toward large, infrastructure-intensive off-shore projects with long lead times between orders and revenue recognition for turbines. The Division expects lower revenue in the near term before it can begin converting long-cycle orders to current business.
Revenue-driven profit increase
on strong backlog conversion
The Oil & Gas Division produced €132 million in profit in the third quarter, up 39% compared to the prior-year period, as all business units increased their profit contribution. Third-quarter revenue came in higher year-over-year on conversion of prior orders in the Division’s backlog. In contrast, new orders declined substantially as customers delayed new projects.
Strong profitability despite
increased market challenges
Power Transmission contributed another strong quarter, with higher profit of €183 million and revenue growth of 9% compared to the prior-year quarter. Customers continued to delay potential new projects, however, and third-quarter orders declined with the overall market. Customer delays had a broader effect on results at Power Distribution, because of the Division’s higher percentage of industrial business with a shorter cycle between customer purchase decisions and vendor revenue impacts. Thus the Division saw a slight decline in revenue and a double-digit drop in orders compared to the third quarter a year earlier. Profit rose to €97 million, in part due to careful cost control.

Sectors     9
Healthcare Sector

Resilient performance
in difficult markets
The Healthcare Sector showed competitive strength in tough market conditions including economic recession, restricted financing and increased uncertainty as the U.S. in particular addresses national healthcare reform. Benefiting from positive currency translation effects, orders came in just below the prior-year quarter. Healthcare revenue increased 7%, to €2.865 billion, on growth primarily in Asia, Australia outside Japan. Higher revenue at the Sector’s two large divisions, Imaging & IT and Diagnostics, supported their double-digit profit increases and higher profit margins compared to the prior-year period. Healthcare profit overall came in at €270 million after the impact of a €128 million charge associated with particle therapy contracts in Workflow & Solutions. The Diagnostics Division recorded a total of €52 million in PPA effects and integration costs associated with acquisitions. These PPA effects and integration costs reduced Sector profit margin by approximately 180 basis points in the third quarter, compared to approximately 210 basis points in the prior-year period.
Excluding positive currency translation effects, revenue was up 2% and orders were 6% below the prior-year quarter. Healthcare’s book-to-bill ratio was slightly below 1 and the backlog declined to €6.5 billion. The Sector expects its markets to remain challenging in coming quarters.
Solid revenue growth,
strong earnings conversion
Imaging & IT was again a top profit contributor for Siemens. Third-quarter profit climbed 39%, to €277 million, driven by higher revenue and cost-reduction measures. Revenue rose 8%, to €1.688 billion, driven by strong backlog conversion and service. On a geographic basis, the Division posted double-digit growth in Asia, Australia outside of Japan. On an organic basis, revenue for the Division was up 2% and orders declined 11% as the market remains difficult particularly in the U.S and Japan. The book-to-bill ratio was 0.94.
Higher revenue,
Improved profitability
Third-quarter profit at Diagnostics rose 27%, to €104 million, on a 7% increase in revenue. Diagnostics’ double-digit profit margin was reduced by PPA effects of €45 million and integration costs of €7 million associated with acquisitions. These factors together amounted to approximately 590 basis points. A year earlier, third-quarter PPA and integration costs at Diagnostics were each €29 million, cutting approximately 700 basis points from profit margin. The Division generated double-digit revenue growth in Asia, Australia and the Americas to offset soft demand in Europe/CAME. On an organic basis, revenue and orders each rose 2%.

Sectors     10

Substantial follow-on charge
in particle therapy
Workflow & Solutions posted a loss of €107 million in the third quarter. This result included €128 million in further charges related to significant technical development challenges and delays associated with particle therapy contracts.

Equity Investments and Cross-Sector Businesses     11
Equity Investments and Cross-Sector Businesses

Equity Investments benefit from gain on sale of FSC
Major components of Equity Investments include stakes in Nokia Siemens Networks B.V. (NSN) and BSH Bosch und Siemens Hausgeräte GmbH. Profit from Equity Investments was €157 million compared to €18 million in the third quarter a year earlier.
The increase was due to a €309 million gain in the current quarter on the sale of Siemens’ stake in FSC to Fujitsu Limited.
This was partly offset by equity investment losses related to NSN and Enterprise Networks Holding B.V. (EN), in the amounts of €72 million and €121 million, respectively.
NSN posted a lower operating profit compared to the prior-year quarter and again incurred restructuring and integration costs. EN incurred an operating loss and took restructuring charges of €209 million. Profit from Equity Investments is expected to be volatile in coming quarters.

Lower contribution from Cross Sector Businesses
Orders and revenue for Siemens IT Solutions and Services declined by 10% and 12%, respectively, due to increasingly challenging external markets and reduced internal business within Siemens. Profit fell due to lower revenue and measures aimed at reducing IT costs for Siemens as a whole.

Income before income taxes at Siemens Financial Services (SFS) was €87 million in the third quarter compared to €59 million in the same period a year ago. The commercial finance business continued to generate higher interest results that offset an increase in loss reserves and write-offs. Overall profitability benefited from lower operating expenses and from positive effects in the equity business and internal services business. Return on Equity (ROE) increased and remained above the target range.

Other Operations, Corporate Activities and Eliminations     12
Other Operations, Corporate Activities and Eliminations

Wider loss from electronics
assembly business
Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Progress with these actions reduced revenue from Other Operations to €191 million in the third quarter, down from €682 million in the same period a year earlier. The loss from Other Operations increased to €94 million from €39 million in the prior-year period, due primarily to the electronics assembly systems business, where operating results reflected a sharp downturn in the global assembly market. Along with associated severance charges, this widened the quarterly loss to €59 million from €19 million in the prior-year quarter.
Real estate disposals continue
Income before income taxes at Siemens Real Estate (SRE) was €244 million in the third quarter, up from €103 million in the same period a year earlier. This change is due primarily to higher gains from sales of real estate, including a gain of €221 million from the previously disclosed sale of residential real estate holdings. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Higher pension expense
Corporate items and pensions totaled a negative €436 million in the third quarter compared to a negative €263 million in the same period a year earlier. The main factor in the change was centrally carried pension expense, which swung to a negative €105 million from a positive €25 million in the prior-year quarter due primarily to higher benefit costs related to Siemens’ principal pension plans.
Corporate items totaled a negative €331 million in the third quarter compared to a negative €288 million a year earlier. The current period includes a charge of €54 million related to a global settlement agreement with the World Bank Group. Expenses of €33 million for severance related to the global SG&A program and expenses related to a major asset retirement obligation were offset by lower expenses for outside advisors engaged in connection with legal and regulatory matters. These expenses fell to €8 million from €106 million in the prior-year period.
Positive effects from
interest rate hedges
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the third quarter of fiscal 2009 was a positive €18 million, compared to a positive €3 million in the prior year period. The current period benefited from positive changes in the market values of our interest rate hedging activities in USD and EUR not qualifying for hedge accounting.

Outlook     13
Outlook

Siemens continues to expect Total Sectors profit for fiscal 2009 to exceed the prior-year level of €6.6 billion. Growth in income from continuing operations in fiscal 2009 is expected to exceed growth in Total Sectors profit. This outlook excludes portfolio effects and impacts from legal and regulatory matters. For fiscal 2009 Siemens targeted revenue growth of at least twice the rate of actual global GDP growth. If GDP growth is negative, this means that a percentage decline in revenue for Siemens would be targeted at less than half the rate of decline in global GDP.

Note and Disclaimer     14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. More detailed disclosure, particularly regarding legal proceedings, is provided in the annual report. Financial Publications are available for download at: www.siemens.com/ir à Publications & Events.
New orders; adjusted or organic growth rates of revenue and new orders; the book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); net debt and adjusted industrial net debt are or may be non-GAAP financial measures.
These supplemental financial measures should not be viewed in isolation as alternatives to measures of
Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures is available for download at: www.siemens.com/nonGAAP.

Today beginning at 09:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well. Starting at 10:30 CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which Siemens is currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended June 30, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	6/30/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	6,597	11,408	7,871	9,025	258	296	8,129	9,321	534	1,162	12,050	11,923	673	923	175	253	264	249
Energy	6,849	8,077	6,350	5,714	86	115	6,436	5,829	863	615	2,381	913	489	508	139	120	98	83
Healthcare	2,772	2,801	2,849	2,667	16	10	2,865	2,677	270	326	13,236	13,257	527	311	136	112	172	160

Total Sectors	16,218	22,286	17,070	17,406	360	421	17,430	17,827	1,667	2,103	27,667	26,093	1,689	1,742	450	485	534	492
Equity Investments	—	—	—	—	—	—	—	—	157	18	5,545	5,587	152	95	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,091	1,209	844	899	258	356	1,102	1,255	19	64	482	241	(71)	37	25	54	39	51
Siemens Financial Services (SFS)	189	195	154	177	34	20	188	197	87	59	11,441	11,328	55	(108)	68	166	80	69
Reconciliation to Consolidated Financial Statements
Other Operations	159	706	180	574	11	108	191	682	(94)	(39)	(788)	(1,468)	3	36	10	23	11	26
Siemens Real Estate (SRE)	429	415	85	95	344	320	429	415	244	103	3,956	3,489	3	3	87	54	42	37
Corporate items and pensions	44	31	15	31	29	2	44	33	(436)	(263)	(7,753)	(6,483)	(333)	(270)	4	13	9	29
Eliminations, Corporate Treasury and other reconciling items	(970)	(1,165)	—	—	(1,036)	(1,227)	(1,036)	(1,227)	18	3	56,362	55,676	(434)	12	(4)	(15)	(15)	(19)

Siemens	17,160	23,677	18,348	19,182	—	—	18,348	19,182	1,662	2,048	96,912	94,463	1,064	1,547	640	780	700	685

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €7 expense and €3 expense for the three months ended June 30, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the nine months ended June 30, 2009 and 2008 and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	6/30/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	25,174	32,209	25,254	26,554	808	819	26,062	27,373	2,139	3,106	12,050	11,923	1,898	2,344	563	713	772	723
Energy	23,589	26,182	18,749	15,565	283	263	19,032	15,828	2,437	968	2,381	913	1,001	1,595	399	296	272	240
Healthcare	8,619	8,397	8,739	8,013	46	39	8,785	8,052	967	999	13,236	13,257	1,078	729	372	362	492	459

Total Sectors	57,382	66,788	52,742	50,132	1,137	1,121	53,879	51,253	5,543	5,073	27,667	26,093	3,977	4,668	1,334	1,371	1,536	1,422
Equity Investments	—	—	—	—	—	—	—	—	129	89	5,545	5,587	231	95	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	3,403	3,879	2,700	2,785	827	1,076	3,527	3,861	90	99	482	241	(216)	(102)	88	101	142	162
Siemens Financial Services (SFS)	568	563	480	503	87	61	567	564	270	237	11,441	11,328	273	(28)	288	430	239	210
Reconciliation to Consolidated Financial Statements
Other Operations	615	2,289	687	1,895	42	327	729	2,222	(239)	(176)	(788)	(1,468)	(297)	(280)	33	75	63	80
Siemens Real Estate (SRE)	1,295	1,225	278	287	1,017	938	1,295	1,225	326	302	3,956	3,489	15	(5)	205	157	116	116
Corporate items and pensions	91	85	50	74	35	9	85	83	(1,114)	(1,100)	(7,753)	(6,483)	(2,231)	(1,428)	11	31	28	84
Eliminations, Corporate Treasury and other reconciling items	(3,110)	(3,539)	—	—	(3,145)	(3,532)	(3,145)	(3,532)	(273)	(170)	56,362	55,676	(1,124)	33	(33)	(35)	(51)	(50)

Siemens	60,244	71,290	56,937	55,676	—	—	56,937	55,676	4,732	4,354	96,912	94,463	628	2,953	1,926	2,130	2,073	2,024

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €17 income and €95 expense for the nine months ended June 30, 2009 and 2008, respectively.
Electronics Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior-year amounts were reclassified for comparison purposes.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and nine months ended June 30, 2009 and 2008
(in millions of €, per share amounts in €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Revenue	18,348	19,182	56,937	55,676
Cost of goods sold and services rendered	(13,367)	(13,306)	(41,355)	(39,579)

Gross profit	4,981	5,876	15,582	16,097
Research and development expenses	(989)	(916)	(2,875)	(2,681)
Marketing, selling and general administrative expenses	(2,586)	(3,195)	(7,974)	(9,493)
Other operating income	597	259	881	636
Other operating expense	(206)	(144)	(491)	(607)
Income (loss) from investments accounted for using the equity method, net	(97)	74	(29)	283
Financial income (expense), net	(38)	94	(362)	119

Income from continuing operations before income taxes	1,662	2,048	4,732	4,354
Income taxes	(438)	(573)	(1,293)	(1,236)

Income from continuing operations	1,224	1,475	3,439	3,118
Income (loss) from discontinued operations, net of income taxes	93	(56)	121	5,188

Net income	1,317	1,419	3,560	8,306

Attributable to:
Minority interest	57	45	135	116
Shareholders of Siemens AG	1,260	1,374	3,425	8,190
Basic earnings per share
Income from continuing operations	1.35	1.61	3.82	3.33
Income (loss) from discontinued operations	0.10	(0.06)	0.14	5.74

Net income	1.45	1.55	3.96	9.07

Diluted earnings per share
Income from continuing operations	1.34	1.61	3.80	3.32
Income (loss) from discontinued operations	0.10	(0.07)	0.13	5.72

Net income	1.44	1.54	3.93	9.04

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the three and nine months ended June 30, 2009 and 2008
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Net income	1,317	1,419	3,560	8,306
Currency translation differences	(37)	33	(345)	(779)
Available-for-sale financial assets	36	(29)	45	(101)
Derivative financial instruments	195	(116)	184	68
Actuarial gains and losses on pension plans and similar commitments	320	(337)	(1,857)	(150)

Total income and expense recognized directly in equity, net of tax (1) (2)	514	(449)	(1,973)	(962)

Total income and expense recognized in equity	1,831	970	1,587	7,344

Attributable to:
Minority interest	39	38	149	79
Shareholders of Siemens AG	1,792	932	1,438	7,265

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €43 and €(110) for the three months ended June 30, 2009 and 2008, respectively, and €34 and €17 for the nine months ended June 30, 2009 and 2008, respectively.

(2)	Includes minority interest relating to currency translation differences of €(18) and €(7) for the three months ended June 30, 2009 and 2008, respectively, and €14 and €(37) for the nine months ended June 30, 2009 and 2008, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended June 30, 2009 and 2008
(in millions of €)

	Three months
	ended June 30,
	2009	2008
Cash flows from operating activities
Net income	1,317	1,419
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	707	708
Income taxes	487	537
Interest (income) expense, net	(58)	(50)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(361)	(221)
(Gains) on sales of investments, net (1)	(324)	(8)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	5	(11)
(Income) losses from investments (1)	107	(89)
Other non-cash (income) expenses	(1)	(58)
Change in current assets and liabilities
(Increase) decrease in inventories	229	(1,115)
(Increase) decrease in trade and other receivables	520	(656)
(Increase) decrease in other current assets	553	486
Increase (decrease) in trade payables	(718)	347
Increase (decrease) in current provisions	(85)	(122)
Increase (decrease) in other current liabilities	(727)	1,015
Change in other assets and liabilities	127	(34)
Income taxes paid	(442)	(264)
Dividends received	200	171
Interest received	171	188

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,707	2,243
Net cash provided by (used in) operating activities — continuing operations	1,704	2,327
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(640)	(801)
Acquisitions, net of cash acquired	(27)	(251)
Purchases of investments (1)	(61)	(22)
Purchases of current available-for-sale financial assets	(4)	(2)
(Increase) decrease in receivables from financing activities	63	(890)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	810	261
Proceeds and (payments) from disposals of businesses	(10)	69
Proceeds from sales of current available-for-sale financial assets	15	18

Net cash provided by (used in) investing activities — continuing and discontinued operations	146	(1,618)
Net cash provided by (used in) investing activities — continuing operations	113	(1,462)
Cash flows from financing activities
Purchase of common stock	—	(1,266)
Proceeds from re-issuance of treasury stock	—	1
Proceeds from issuance of long-term debt	—	4,988
Repayment of long-term debt (including current maturities of long-term debt)	(500)	—
Change in short-term debt and other financing activities	224	(2,045)
Interest paid	(207)	(155)
Dividends paid to minority shareholders	(22)	(18)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(505)	1,505
Net cash provided by (used in) financing activities — continuing operations	(469)	1,288
Effect of exchange rates on cash and cash equivalents	(6)	(29)
Net increase (decrease) in cash and cash equivalents	1,342	2,101
Cash and cash equivalents at beginning of period	7,735	5,865

Cash and cash equivalents at end of period	9,077	7,966
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	59	231

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	9,018	7,735

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the nine months ended June 30, 2009 and 2008
(in millions of €)

	Nine months
	ended June 30,
	2009	2008
Cash flows from operating activities
Net income	3,560	8,306
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,056	2,175
Income taxes	1,349	1,141
Interest (income) expense, net	(96)	(37)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(351)	(5,964)
(Gains) on sales of investments, net (1)	(346)	(23)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	12	(13)
(Income) losses from investments (1)	73	(341)
Other non-cash (income) expenses	237	500
Change in current assets and liabilities
(Increase) decrease in inventories	(983)	(2,396)
(Increase) decrease in trade and other receivables	1,044	(648)
(Increase) decrease in other current assets	(175)	(214)
Increase (decrease) in trade payables	(1,666)	(53)
Increase (decrease) in current provisions	(1,064)	294
Increase (decrease) in other current liabilities	(957)	2,509
Change in other assets and liabilities	(32)	(378)
Income taxes paid	(1,159)	(1,253)
Dividends received	359	230
Interest received	584	581

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,445	4,416
Net cash provided by (used in) operating activities — continuing operations	2,554	5,083
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,926)	(2,278)
Acquisitions, net of cash acquired	(199)	(4,779)
Purchases of investments (1)	(705)	(131)
Purchases of current available-for-sale financial assets	(30)	(10)
(Increase) decrease in receivables from financing activities	(117)	(1,484)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	1,106	665
Proceeds and (payments) from disposals of businesses	(254)	11,257
Proceeds from sales of current available-for-sale financial assets	27	48

Net cash provided by (used in) investing activities — continuing and discontinued operations	(2,098)	3,288
Net cash provided by (used in) investing activities — continuing operations	(1,913)	(7,409)
Cash flows from financing activities
Purchase of common stock	—	(3,264)
Proceeds from re-issuance of treasury stock	134	244
Proceeds from issuance of long-term debt	3,973	4,988
Repayment of long-term debt (including current maturities of long-term debt)	(500)	(643)
Change in short-term debt and other financing activities	296	(3,616)
Interest paid	(639)	(654)
Dividends paid	(1,380)	(1,462)
Dividends paid to minority shareholders	(110)	(93)

Net cash provided by (used in) financing activities — continuing and discontinued operations	1,774	(4,500)
Net cash provided by (used in) financing activities — continuing operations	1,480	6,237
Effect of exchange rates on cash and cash equivalents	27	(178)
Net increase (decrease) in cash and cash equivalents	2,148	3,026
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	9,077	7,966
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	59	231

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	9,018	7,735

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS
As of June 30, 2009 (preliminary and unaudited) and September 30, 2008
(in millions of €)

	6/30/09	9/30/08
ASSETS
Current assets
Cash and cash equivalents	9,018	6,893
Available-for-sale financial assets	156	152
Trade and other receivables	14,635	15,785
Other current financial assets	2,915	3,116
Inventories	15,181	14,509
Income tax receivables	570	610
Other current assets	1,360	1,368
Assets classified as held for disposal	523	809

Total current assets	44,358	43,242

Goodwill	16,127	16,004
Other intangible assets	5,138	5,413
Property, plant and equipment	11,254	11,258
Investments accounted for using the equity method	6,584	7,017
Other financial assets	9,699	7,785
Deferred tax assets	3,137	3,009
Other assets	615	735

Total assets	96,912	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,269	1,819
Trade payables	7,083	8,860
Other current financial liabilities	2,212	2,427
Current provisions	3,912	5,165
Income tax payables	1,879	1,970
Other current liabilities	20,068	21,644
Liabilities associated with assets classified as held for disposal	212	566

Total current liabilities	37,635	42,451

Long-term debt	19,028	14,260
Pension plans and similar commitments	6,803	4,361
Deferred tax liabilities	741	726
Provisions	2,602	2,533
Other financial liabilities	244	376
Other liabilities	2,069	2,376

Total liabilities	69,122	67,083

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,945	5,997
Retained earnings	23,171	22,989
Other components of equity	(1,083)	(953)
Treasury shares, at cost (2)	(3,632)	(4,002)

Total equity attributable to shareholders of Siemens AG	27,144	26,774

Minority interest	646	606

Total equity	27,790	27,380

Total liabilities and equity	96,912	94,463

(1)	Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	47,777,661 and 52,645,665 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended June 30, 2009 and 2008
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	%Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	6,597	11,408	(42)%	(42)%	1%	(1)%	8,129	9,321	(13)%	(14)%	2%	(1)%	534	1,162	(54)%	6.6%	12.5%	9-13%
Industry Automation	1,540	2,214	(30)%	(29)%	1%	(2)%	1,574	2,202	(29)%	(27)%	1%	(3)%	85	467	(82)%	5.4%	21.2%	12-17%
Drive Technologies	1,358	2,307	(41)%	(42)%	1%	0%	1,699	2,164	(21)%	(22)%	1%	0%	171	363	(53)%	10.1%	16.8%	11-16%
Building Technologies	1,360	1,512	(10)%	(14)%	2%	2%	1,406	1,442	(2)%	(7)%	3%	2%	84	95	(12)%	6.0%	6.6%	7-10%
OSRAM	911	1,109	(18)%	(18)%	4%	(4)%	911	1,109	(18)%	(18)%	4%	(4)%	8	111	(93)%	0.9%	10.0%	10-12%
Industry Solutions	1,170	2,040	(43)%	(44)%	1%	0%	1,562	1,728	(10)%	(12)%	2%	0%	90	98	(8)%	5.8%	5.7%	5-7%
Mobility	880	2,952	(70)%	(70)%	0%	0%	1,590	1,403	13%	12%	1%	0%	98	39	151%	6.2%	2.8%	5-7%
Energy Sector	6,849	8,077	(15)%	(14)%	(1)%	0%	6,436	5,829	10%	9%	1%	0%	863	615	40%	13.4%	10.6%	11-15%
Fossil Power Generation	2,447	2,083	17%	14%	3%	0%	2,397	2,096	14%	11%	3%	0%	347	212	64%	14.5%	10.1%	11-15%
Renewable Energy	1,802	2,122	(15)%	(9)%	(6)%	0%	761	631	21%	18%	3%	0%	100	72	39%	13.1%	11.4%	12-16%
Oil & Gas	807	1,550	(48)%	(47)%	(1)%	0%	1,098	1,030	7%	11%	(4)%	0%	132	95	39%	12.0%	9.2%	10-14%
Power Transmission	1,215	1,588	(23)%	(22)%	(1)%	0%	1,532	1,401	9%	9%	0%	0%	183	147	24%	11.9%	10.5%	10-14%
Power Distribution	739	906	(18)%	(17)%	(1)%	0%	770	776	(1)%	(1)%	0%	0%	97	88	10%	12.6%	11.3%	11-15%
Healthcare Sector(3)	2,772	2,801	(1)%	(6)%	5%	0%	2,865	2,677	7%	2%	5%	0%	270	326	(17)%	9.4%	12.2%	14-17%
Imaging & IT	1,589	1,699	(6)%	(11)%	5%	0%	1,688	1,569	8%	2%	6%	0%	277	199	39%	16.4%	12.7%	14-17%
Workflow & Solutions	345	348	(1)%	(3)%	2%	0%	333	359	(7)%	(11)%	3%	1%	(107)	33	—	(32.1)%	9.2%	11-14%
Diagnostics(4)	891	831	7%	2%	5%	0%	887	826	7%	2%	5%	0%	104	82	27%	11.7%	9.9%	16-19%

Total Sectors	16,218	22,286	(27)%	(28)%	1%	0%	17,430	17,827	(2)%	(4)%	2%	0%	1,667	2,103	(21)%

Siemens IT Solutions and Services	1,091	1,209	(10)%	(6)%	0%	(4)%	1,102	1,255	(12)%	(8)%	(1)%	(3)%	19	64	(70)%	1.7%	5.1%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.
(3)	The profit margin effect from PPA and integration costs was 1.8 percentage points for fiscal 2009 and 2.1 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 11.2% in fiscal 2009 and 14.3% in fiscal 2008.
(4)	The profit margin effect from PPA and integration costs was 5.9 percentage points for fiscal 2009 and 7.0 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 17.6% in fiscal 2009 and 16.9% in fiscal 2008.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes within all “Additional Information.”
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the nine months ended June 30, 2009 and 2008
(in millions of €)

	New Orders						Revenue						Profit(1)			Margin		Target range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	%Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	25,174	32,209	(22)%	(23)%	1%	0%	26,062	27,373	(5)%	(6)%	1%	0%	2,139	3,106	(31)%	8.2%	11.3%	9-13%
Industry Automation	5,111	6,732	(24)%	(22)%	1%	(3)%	5,236	6,413	(18)%	(17)%	1%	(2)%	437	1,253	(65)%	8.3%	19.5%	12-17%
Drive Technologies	5,071	7,255	(30)%	(31)%	1%	0%	5,713	6,142	(7)%	(9)%	1%	1%	675	929	(27)%	11.8%	15.1%	11-16%
Building Technologies	4,284	4,610	(7)%	(11)%	2%	2%	4,380	4,308	2%	(2)%	2%	2%	305	297	3%	7.0%	6.9%	7-10%
OSRAM	2,979	3,490	(15)%	(15)%	3%	(3)%	2,979	3,490	(15)%	(15)%	3%	(3)%	108	359	(70)%	3.6%	10.3%	10-12%
Industry Solutions	4,823	6,601	(27)%	(27)%	0%	0%	5,117	5,022	2%	0%	1%	1%	327	310	5%	6.4%	6.2%	5-7%
Mobility	5,012	6,033	(17)%	(17)%	0%	0%	4,696	4,194	12%	13%	(1)%	0%	289	(33)	—	6.2%	(0.8)%	5-7%
Energy Sector	23,589	26,182	(10)%	(9)%	(1)%	0%	19,032	15,828	20%	20%	0%	0%	2,437	968	152%	12.8%	6.1%	11-15%
Fossil Power Generation	9,919	9,706	2%	0%	2%	0%	7,147	5,729	25%	23%	2%	0%	948	(91)	—	13.3%	(1.6)%	11-15%
Renewable Energy	4,037	4,115	(2)%	3%	(5)%	0%	2,274	1,465	55%	53%	2%	0%	306	159	92%	13.5%	10.9%	12-16%
Oil & Gas	3,087	4,493	(31)%	(29)%	(2)%	0%	3,186	2,838	12%	18%	(5)%	(1)%	359	239	50%	11.3%	8.4%	10-14%
Power Transmission	4,724	5,505	(14)%	(13)%	(1)%	0%	4,535	3,901	16%	16%	0%	0%	503	416	21%	11.1%	10.7%	10-14%
Power Distribution	2,353	2,743	(14)%	(13)%	(1)%	0%	2,421	2,207	10%	11%	(1)%	0%	310	243	28%	12.8%	11.0%	11-15%
Healthcare Sector(3)	8,619	8,397	3%	(3)%	4%	2%	8,785	8,052	9%	3%	5%	1%	967	999	(3)%	11.0%	12.4%	14-17%
Imaging & IT	5,019	5,048	(1)%	(5)%	4%	0%	5,231	4,848	8%	3%	5%	0%	804	667	21%	15.4%	13.8%	14-17%
Workflow & Solutions	1,169	1,203	(3)%	(5)%	2%	0%	1,118	1,083	3%	1%	2%	0%	(83)	131	—	(7.4)%	12.1%	11-14%
Diagnostics(4)	2,622	2,366	11%	1%	5%	5%	2,626	2,354	12%	2%	6%	4%	241	198	22%	9.2%	8.4%	16-19%

Total Sectors	57,382	66,788	(14)%	(15)%	1%	0%	53,879	51,253	5%	3%	2%	0%	5,543	5,073	9%

Siemens IT Solutions and Services	3,403	3,879	(12)%	(8)%	(1)%	(3)%	3,527	3,861	(9)%	(5)%	(1)%	(3)%	90	99	(9)%	2.6%	2.6%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.
(2)	Excluding currency translation and portfolio effects.
(3)	The profit margin effect from PPA and integration costs was 2.1 percentage points for fiscal 2009 and 3.1 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 13.1% in fiscal 2009 and 15.5% in fiscal 2008.
(4)	The profit margin effect from PPA and integration costs was 6.9 percentage points for fiscal 2009 and 10.5 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 16.1% in fiscal 2009 and 18.9% in fiscal 2008.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes within all “Additional Information.”
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended June 30, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	534	1,162	—	4	(2)	(2)	536	1,160	90	82	175	164	801	1,406
Industry Automation	85	467	—	—	—	—	85	467	46	41	28	28	159	536
Drive Technologies	171	363	(2)	—	(1)	4	174	359	10	10	38	34	222	403
Building Technologies	84	95	—	1	(1)	—	85	94	17	16	20	14	122	124
OSRAM	8	111	—	1	3	1	5	109	5	5	57	53	67	167
Industry Solutions	90	98	2	4	(1)	(2)	89	96	8	8	17	15	114	119
Mobility	98	39	—	1	(1)	(5)	99	43	3	1	17	18	119	62
Energy Sector	863	615	20	32	(3)	—	846	583	17	22	81	61	944	666
Fossil Power Generation	347	212	9	24	(3)	1	341	187	4	4	26	22	371	213
Renewable Energy	100	72	1	2	(1)	—	100	70	2	4	13	3	115	77
Oil & Gas	132	95	—	—	(1)	—	133	95	6	7	14	14	153	116
Power Transmission	183	147	10	7	3	(1)	170	141	3	2	17	13	190	156
Power Distribution	97	88	—	—	(1)	—	98	88	3	3	9	8	110	99
Healthcare Sector	270	326	1	7	2	14	267	305	85	81	87	79	439	465
Imaging & IT	277	199	1	2	—	1	276	196	38	39	22	22	336	257
Workflow & Solutions	(107)	33	(1)	1	2	1	(108)	31	2	2	5	5	(101)	38
Diagnostics	104	82	—	1	2	2	102	79	46	40	57	52	205	171

Total Sectors	1,667	2,103	21	43	(3)	12	1,649	2,048	192	185	343	304	2,184	2,537

Equity Investments	157	18	(151)	18	2	—	306	—	—	—	—	—	306	—
Cross-Sector Businesses
Siemens IT Solutions and Services	19	64	7	1	1	2	11	61	11	12	28	39	50	112
Siemens Financial Services (SFS)	87	59	27	13	45	42	15	4	2	—	78	69	95	73
Reconciliation to Consolidated Financial Statements
Other Operations	(94)	(39)	—	(1)	(2)	(1)	(92)	(37)	5	11	12	15	(75)	(11)
Siemens Real Estate (SRE)	244	103	—	—	(9)	(12)	253	115	1	1	41	36	295	152
Corporate items and pensions	(436)	(263)	(1)	(2)	(110)	29	(325)	(290)	1	22	8	7	(316)	(261)
Eliminations, Corporate Treasury and other reconciling items	18	3	—	2	37	22	(19)	(21)	—	(2)	(15)	(17)	(34)	(40)

Siemens	1,662	2,048	(97)	74	(38)	94	1,798	1,880	212	229	495	453	2,505	2,562

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €7 and €(3) for the three months ended June 30, 2009 and 2008, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the nine months ended June 30, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	2,139	3,106	—	13	(10)	—	2,149	3,093	273	243	503	480	2,925	3,816
Industry Automation	437	1,253	1	(1)	2	4	434	1,250	140	120	81	76	655	1,446
Drive Technologies	675	929	(2)	1	(2)	3	679	925	34	34	107	97	820	1,056
Building Technologies	305	297	—	2	(3)	3	308	292	48	49	59	52	415	393
OSRAM	108	359	1	3	1	1	106	355	19	17	166	155	291	527
Industry Solutions	327	310	2	7	—	(2)	325	305	25	20	48	42	398	367
Mobility	289	(33)	(2)	2	(7)	(9)	298	(26)	7	3	43	58	348	35
Energy Sector	2,437	968	44	80	(16)	(4)	2,409	892	52	59	220	181	2,681	1,132
Fossil Power Generation	948	(91)	21	58	(16)	(5)	943	(144)	12	12	72	62	1,027	(70)
Renewable Energy	306	159	3	4	(1)	—	304	155	5	6	31	14	340	175
Oil & Gas	359	239	—	—	(1)	—	360	239	20	21	41	41	421	301
Power Transmission	503	416	19	18	4	1	480	397	8	7	48	38	536	442
Power Distribution	310	243	1	1	(2)	(1)	311	243	7	9	24	22	342	274
Healthcare Sector	967	999	25	22	8	23	934	954	232	216	260	243	1,426	1,413
Imaging & IT	804	667	5	5	1	2	798	660	91	94	63	66	952	820
Workflow & Solutions	(83)	131	10	2	1	4	(94)	125	4	4	17	14	(73)	143
Diagnostics	241	198	—	4	7	7	234	187	137	118	174	160	545	465

Total Sectors	5,543	5,073	69	115	(18)	19	5,492	4,939	557	518	983	904	7,032	6,361

Equity Investments	129	89	(195)	89	26	—	298	—	—	—	—	—	298	—
Cross-Sector Businesses
Siemens IT Solutions and Services	90	99	21	24	2	9	67	66	32	35	110	127	209	228
Siemens Financial Services (SFS)	270	237	112	48	95	155	63	34	4	2	235	208	302	244
Reconciliation to Consolidated Financial Statements
Other Operations	(239)	(176)	—	—	(1)	—	(238)	(176)	17	28	65	122	(156)	(26)
Siemens Real Estate (SRE)	326	302	—	—	(25)	(38)	351	340	1	1	115	115	467	456
Corporate items and pensions	(1,114)	(1,100)	(1)	(3)	(298)	96	(815)	(1,193)	3	62	25	22	(787)	(1,109)
Eliminations, Corporate Treasury and other reconciling items	(273)	(170)	(35)	10	(144)	(122)	(94)	(58)	—	—	(51)	(50)	(145)	(108)

Siemens	4,732	4,354	(29)	283	(362)	119	5,124	3,952	614	646	1,482	1,448	7,220	6,046

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €23 and €70 for the nine months ended June 30, 2009 and 2008, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, July 30, 2009
Legal Proceedings – First nine months of fiscal 2009
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2008 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2008 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information – Risk Factors,” “Item 4: Information on the Company – Legal Proceedings,” and “Item 15: Controls and Procedures” of the Form 20-F. Set forth below is a description of significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F.
Public corruption proceedings
Governmental and related proceedings
On December 15, 2008, Siemens AG announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395 million. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens AG pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens AG and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens AG settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens AG from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.

Siemens AG Corporate Communications Compliance Communications 80200 Munich	1 / 8

The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.
Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former telecommunications or Communications Group. Siemens paid €201 million in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596 million.
As previously reported, in August 2007, the Nuremberg-Fürth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Program. In December 2008, the prosecutor dismissed charges against all accused.
As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.
On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. Siemens does not expect a significant financial impact from this decision. The review of the decision by the UNPD is pending.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens.

Siemens AG Corporate Communications Compliance Communications 80200 Munich	2 / 8

In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Moreover, Siemens must withdraw all pending bids, including proposals for consulting contracts in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens will pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In the third quarter of fiscal 2009 the Company took a charge to other operating expense to accrue a provision in the amount of €54 million.
Siemens Russia OOO may, in a separate proceeding before the World Bank Group, face up to a four year debarment from participating in Bank Group Projects which it will not contest.
As previously reported, the Norwegian anti-corruption unit Oekokrim conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the court of first instance in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS have also been dismissed.
As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40,000 and ordered to disgorge profits in the amount of €315,562 and €502,370 respectively. The individuals accepted suspendend prison sentences. Once the sentence takes effect, the proceedings will be effectively closed.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. Additional expenses and provisions may need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations.

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As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first nine months of fiscal 2009, the Company recorded an amount of €23 million in other operating income from the recovery of funds from certain such accounts.
Expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €65 million from €421 million during the first nine months of fiscal 2009 and 2008, respectively.
Civil litigation
As previously reported, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The stay agreement with respect to the suit was terminated in December 2008.
As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, Siemens S.A.S France and Siemens A.S. Turkey received service of process.
The Company has been approached by a competitor to discuss claims it believes it has against the Company with respect to alleged improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.
Antitrust proceedings
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.

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As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Tech. The Company and the Competition Authority appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court based on alleged violations of law.
As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.
In November 2008, a claim was issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and various Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. The European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay, of the proceedings pending before it, until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009 the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected.

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In December 2008, the Company was informed that the Turkish Competition Authority has opened an investigation into violations of competition law in the area of medical equipment spare parts and service keys.
Other proceedings
In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.
Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

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As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP SAS and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.
On November 25, 2008, Siemens announced that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300 million, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 million after taking into account Siemens’ creditor claims. Since Siemens had made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.
In early 2009 Siemens terminated its joint venture with Areva S.A. (Areva) and entered into negotiations with Rosatom with a view to participating, as a minority shareholder, in a new partnership active in the construction of nuclear power plants. In April 2009, Areva filed an ICC arbitration against Siemens. Areva seeks an order enjoining Siemens from pursuing such negotiations with Rosatom, a declaration that Siemens is in material breach of its obligations under the shareholder agreement, a reduction of the price payable to Siemens for its shareholding in the Areva NP SAS joint venture and damages in an amount to be ascertained. Siemens filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and proceedings are underway.
As previously reported, a Mexican governmental control authority had barred Siemens SA de CV Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled.

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In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroczlaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.
In June 2009, the Vienna prosecutor searched the offices of an employee of Siemens AG Austria in connection with alleged overpricing by a subcontractor for an IT project with the Austrian federal data center (“Bundesrechenzentrum”).
In June 2009, the Company and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which Siemens is currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 30, 2009	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling